Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2008

Mr. Leland G. Orr
Chief Financial Officer
Brooke Corp
10950 Grandview Drive
Suite 600
Overland Park, KS 66210

Re: Brooke Corp
        Form 10-K for the Fiscal Year Ended December 31, 2006
        File No. 001-31698

Dear Mr. Orr:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief